November 19, 2009

Mr. Gary Newberry
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Filed on EDGAR CORRESPONDENCE

RE:     Comment letter dated November 9, 2009 (the "Comment Letter")

Mr. Newberry:

We are in the process of completing our response to the Comment Letter. However, due to my scheduled travel to South America and holiday schedules, we are requesting an additional 10 business days from the date of this letter to respond the Comment Letter.

Sincerely

/s/ James R. Maronick
CFO